EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to use in this Post-Effective Amendment No. 3 to Registration Statement (No. 333-175507) on Form S-1 of WaferGen Bio-systems, Inc. and subsidiaries (collectively, the “Company”) of our report dated March 22, 2013, relating to our audit of the consolidated financial statements, appearing in the Prospectus, which is part of such Registration Statement, and to the reference to our firm under the caption “Experts” in such Prospectus. Our report dated March 22, 2013, relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern, which appears in the Annual Report on Form 10-K of WaferGen Bio-systems, Inc. and subsidiaries for the year ended December 31, 2012.

/s/ SingerLewak LLP

San Jose, California

May 10, 2013